210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Positive Phase I/II Trial Results in Advanced Solid Cancers with a Focus on the Head and Neck at the AACR-NCI-EORTC Meeting

CALGARY, AB, November 17, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced updated results from a Phase I/II U.K. trial (REO 011) of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers in a poster presentation at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference being held in Boston, Massachusetts. The poster presentation is entitled “Phase I/II Trial of Oncolytic Reovirus (REOLYSIN) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck (SCCHN).”

The investigators reported that REOLYSIN was well tolerated when administered intravenously in combination with paclitaxel and carboplatin. Of 19 evaluable patients with head and neck cancer, mostly SCCHN refractory to prior platinum-based chemotherapy for recurrent/metastatic disease, eight experienced partial responses and six had stable disease. The total clinical benefit rate (complete response + partial response + stable disease) observed in head and neck cancer patients in the trial was 74%. Of four patients with malignant melanoma on the trial, one experienced a partial response and one had stable disease.

“A 42% response rate and a 74% clinical benefit rate in a platinum refractory patient population that typically has a poor prognosis and limited therapeutic options is very encouraging,” said Dr. Brad Thompson, President and CEO of Oncolytics. “These results further validate our decision to advance REOLYSIN in combination with paclitaxel and carboplatin into a Phase III trial in this patient population.”

An independent, confirmatory Phase II trial (REO 015) using the same combination of REOLYSIN and carboplatin/paclitaxel for patients with head and neck cancers is currently underway in the U.S. Interim results from both the U.K. and the U.S. studies formed the basis for the Company’s decision to conduct a Phase III pivotal program looking at REOLYSIN in combination with carboplatin/paclitaxel in this patient population. The Company has reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of the Phase III trial.

A copy of the poster will be available on the Oncolytics website today.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements,including the implication of the materials presented at the AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference with respect to REOLYSIN; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com